UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BUCA, INC.

(Name of Subject Company (Issuer))

BUCA FINANCING, LLC

(Offeror)

an indirect wholly-owned subsidiary of

PLANET HOLLYWOOD INTERNATIONAL, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $.01 par value per share

(Title of Class of Securities)

117769109

(CUSIP Number of Class of Securities)

Thomas Avallone

Executive Vice President & Chief Financial Officer

Planet Hollywood International, Inc.

7598 W. Sand Lake Road

Orlando, FL 32819

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

L. Kevin O'Mara, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10022

(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,634,005	$379
(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $0.45 per share by 21,408,901, the number of shares of common stock, $0.01 par value per share, of BUCA, Inc., a Minnesota corporation (“BUCA”), issued and outstanding as of July 31, 2008, as represented by BUCA in the Agreement and Plan of Merger with Planet Hollywood International, Inc. (“Planet Hollywood”).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction value by 0.00003930.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) BUCA Financing, LLC, a Florida limited liability company (the “Purchaser”), and an indirect wholly-owned subsidiary of Planet Hollywood International, Inc., a Delaware corporation (“Planet Hollywood”), and (ii) Planet Hollywood. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of BUCA, Inc., a Minnesota corporation (“BUCA”), at a purchase price of $0.45 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 12, 2008 and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and Purchaser (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is BUCA, Inc., a Minnesota corporation. BUCA’s principal executive offices are located at 1300 Nicollet Mall, Suite 5003, Minneapolis, Minnesota 55403. BUCA’s telephone number at such address is (612) 225-3400.

(b) According to BUCA, as of July 31, 2008, there were 21,408,901 Shares issued and outstanding and 1,433,958 Shares reserved and available for issuance (exclusive of Shares reserved in respect of options and stock appreciation units).

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Planet Hollywood and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Planet Hollywood and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Terms of the Offer,” “Purpose of the Offer; Plans for BUCA,” “Certain Conditions of the Offer” and “The Merger Agreement; Financing Agreements; Warrant,” respectively, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Planet Hollywood and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with BUCA,” “Purpose of the Offer; Plans for BUCA” and “The Merger Agreement; Financing Agreements; Warrant,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for BUCA,” and “The Merger Agreement; Financing Agreements; Warrant,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Planet Hollywood and Purchaser,” “Purpose of the Offer; Plans for BUCA,” and “The Merger Agreement; Financing Agreements; Warrant,” respectively, is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Planet Hollywood and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with BUCA,” “Purpose of the Offer; Plans for BUCA” and “The

Merger Agreement; Financing Agreements; Warrant,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for BUCA,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.
Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated August 12, 2008.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by BUCA on August 5, 2008, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.
(b)(1)	Equity Commitment Letter, dated August 5, 2008, by and between Bay Harbour Management, L.C. and Planet Hollywood.
(d)(1)

Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and the Purchaser, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.

(d)(2)

Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories thereto and the Purchaser, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.

(d)(3)	Warrant to Purchase Common Shares of BUCA, Inc., dated as of August 5, 2008, issued to Purchaser, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.
(d)(4)	Intercreditor and Subordination Agreement, dated as of August 5, 2008, by and between Wells Fargo Foothill, Inc. and Purchaser.

*	Included in mailing to shareholders.
Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

PLANET HOLLYWOOD INTERNATIONAL, INC.

By:	/s/ Martha H. McIntosh
Name: Martha H. McIntosh
Title: Vice President, General Counsel and Secretary

BUCA FINANCING, LLC

By:	/s/ Thomas Avallone
Name: Thomas Avallone
Title: Executive Vice President, Chief Financial Officer and Treasurer

Date: August 12, 2008

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated August 12, 2008.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by BUCA on August 5, 2008, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.
(b)(1)	Equity Commitment Letter, dated August 5, 2008, by and between Bay Harbour Management, L.C. and Planet Hollywood.
(d)(1)

Agreement and Plan of Merger, dated as of August 5, 2008, by and among BUCA, Planet Hollywood and the Purchaser, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.

(d)(2)

Credit Agreement, dated as of August 5, 2008, by and among BUCA and each of its subsidiaries that are signatories thereto and the Purchaser, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.

(d)(3)	Warrant to Purchase Common Shares of BUCA, Inc., dated as of August 5, 2008, issued to Purchaser, incorporated herein by reference to BUCA’s Current Report on Form 8-K, filed on August 11, 2008.
(d)(4)	Intercreditor and Subordination Agreement, dated as of August 5, 2008, by and between Wells Fargo Foothill, Inc. and Purchaser.
* Included in mailing to shareholders.